FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca completes KYM agreement for CMG901

30 March 2023 07:00 BST

License agreement with KYM Biosciences for CMG901, a Claudin-18.2 antibody drug conjugate, completed

AstraZeneca has completed an exclusive global license agreement with KYM Biosciences Inc.i for CMG901, a potential first-in-class antibody drug conjugate (ADC) targeting Claudin 18.2, a promising therapeutic target in gastric cancers.

CMG901 is currently being evaluated in a Phase I trial for the treatment of Claudin 18.2-positive solid tumours, including gastric cancer. Preliminary results from the trial have shown an encouraging profile for CMG901, with early signs of anti-tumour activity across the dose levels tested.

Financial considerations
AstraZeneca has entered into an exclusive global license for the research, development, manufacture and commercialisation of CMG901 for an upfront payment of $63m, with potential development and sales-related milestone payments of up to $1.1bn and tiered royalties up to low double digits.

The transaction does not impact AstraZeneca's financial guidance for 2023.

i. KYM Biosciences is a joint venture established by affiliates of Keymed Biosciences and Lepu Biopharma.

Notes

CMG901
CMG901 is a novel antibody drug conjugate targeting Claudin 18.2, and consists of an anti-Claudin 18.2 monoclonal antibody, a protease-degradable linker, and a cytotoxic small molecule monomethyl auristatin E (MMAE). CMG901 is being developed for the treatment of solid tumours that express the cell surface protein Claudin 18.2, including gastric cancers. CMG901 is owned by KYM Biosciences Inc. (KYM), a joint venture established by affiliates of Keymed Biosciences (70% of KYM ownership) and Lepu Biopharma (30% of KYM ownership).

AstraZeneca in gastrointestinal cancers
AstraZeneca has a broad development programme for the treatment of gastrointestinal (GI) cancers across several medicines and a variety of tumour types and stages of disease. In 2020, GI cancers collectively represented approximately 5.1 million new cancer cases leading to approximately 3.6 million deaths.1

Within this programme, the Company is committed to improving outcomes in gastric, liver, biliary tract, oesophageal, pancreatic and colorectal cancers.

Imfinzi (durvalumab) is approved in the US in combination with chemotherapy (gemcitabine plus cisplatin) for advanced biliary tract cancer and in combination with Imjudo in unresectable hepatocellular carcinoma. Imfinzi is being assessed in combinations, including with Imjudo in liver, oesophageal and gastric cancers in an extensive development programme spanning early to late-stage disease across settings.

Enhertu (trastuzumab deruxtecan), a HER2-directed antibody drug conjugate, is approved in HER2-positive advanced gastric cancer and is being assessed in colorectal cancer. Enhertu is jointly developed and commercialised by AstraZeneca and Daiichi Sankyo.

Lynparza (olaparib), a first-in-class PARP inhibitor, is approved in BRCA-mutated metastatic pancreatic cancer. Lynparza is developed and commercialised in collaboration with MSD (Merck & Co., Inc. inside the US and Canada).

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1. World Health Organization. World Cancer Fact Sheet. Available at: https://gco.iarc.fr/today/data/factsheets/populations/900-world-fact-sheets.pdf. Accessed March 2023.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 30 March 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary